Davis New York Venture Fund, Inc.
File Number 811-01701
For the period ending 10/31/2005

Due to the restrictions in the format of form N-SAR to allow reporting of information for multiple classes of shares, this exhibit provides class level information for the following items:


Series 4

74U.    1.  Number of shares outstanding (000's omitted)
	    Class A	         1000

	2. Number of shares outstanding of a second class of shares of open-end company (000's omitted).
	    Class B                 - (1)
	    Class C                 - (1)

	    (1) less than 500 shares outstanding

74V.    1.  Net asset value per share (to nearest cent)
	    Class A           $ 10.83

	2. Net asset value per share of a second class of open-end company shares (to nearest cent)
	    Class B           $ 10.76
	    Class C           $ 10.75